HUDBAY MINERALS INC.

(the "Company")

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics ("Code") sets out basic principles to guide all directors, officers and employees of the Company or any of its subsidiaries or affiliates1 (collectively, the "HB Group") and all other persons acting on behalf of the HB Group (collectively, with the directors, officers and employees of the HB Group, "HB Personnel") in the ethical conduct of business. All HB Personnel are responsible for upholding high standards of honest and ethical behavior and must seek to avoid even the appearance of improper behavior. If a law conflicts with a policy in this Code, HB Personnel must comply with the law.

The HB Group is committed to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which it operates and owns assets, and expects its suppliers and service providers to act in the same manner. Operating our company openly, fairly and with integrity, and insisting that others who act on our behalf do the same, is the proper way to run our business and the right way to treat our stakeholders.

The values of dignity and respect, caring, openness, and trustworthiness, which support the Company's mission and vision, are the foundation of a strong culture of integrity. The HB Group is also strongly committed to creating a safe workplace, free from harassment, bullying and discrimination. Our internal and external stakeholders expect that all HB Personnel not only meet the standards required by applicable law and regulations but also make decisions based on the higher standards of conduct consistent with the Company's values and the principles of this Code and related Company policies.

HB Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with the HB Group.

The Code sets out basic principles and does not cover every issue that may arise in the conduct of the Company's activities. The Code is also not a substitute for good judgment. If you are in doubt about what is the right thing to do, think first and ask yourself whether you or the Company may be embarrassed or suffer harm as a result of your actions. If you are still unsure or believe that a situation may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures" and, where appropriate, the reporting process described in the Company's Whistleblower Policy.

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1 A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). A company is an affiliate of another company if either one of them is the subsidiary of the other company or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

As in effect March 2022

PURPOSE

The purpose of the Code is to:

• Promote honest, respectful, and ethical conduct of all HB Personnel and promote the HB Group's longstanding culture of integrity and accountability;

• Promote avoidance of conflicts of interest between personal interests of HB Personnel and professional interests of the HB Group, and provide guidance in the ethical handling of actual or apparent conflicts of interest;

• Prohibit inappropriate conduct of HB Personnel that may put at risk the integrity of the HB Group or undermine the trust which the Company has earned from its stakeholders;

• Promote full, fair, accurate, timely and understandable disclosure in the HB Group's documents submitted to or filed with securities regulators, and in its other public communications;

• Ensure compliance with all applicable laws, rules and regulations;

• Promote the prompt internal reporting to an appropriate person of violations of this Code, including, through the use of the HB Group's confidential 'whistleblower' service.

SPECIAL RESPONSIBILITIES OF LEADERS

Directors and officers of the Company and HB Personnel which the Company has entrusted with the management of a team of employees shall personally set the example for integrity through their high character and actions and must create and sustain an open environment in which every employee feels comfortable raising concerns.

LEGAL COMPLIANCE

Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely Disclosure)

HB Personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner in Canada and in every country where the Company operates its businesses.

As in effect March 2022

HB Personnel are required to comply with the Company's Timely Disclosure, Confidentiality and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

HB Personnel must cooperate fully with Company officers in the preparation of documents to be filed with the securities regulatory authorities and all other publicly disclosed materials to ensure those persons are aware in a timely manner of all information that is required to be disclosed. HB Personnel should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

HB Personnel must seek guidance from a supervisor, or as necessary, the Company's Legal department when in doubt if a situation may lead to a violation of applicable laws or regulations.

THIRD-PARTY RELATIONSHIPS

Conflict of Interest

HB Personnel are required to act with honesty, integrity and in the best interests of the Company, and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the HB Group.

HB Personnel have a duty to disclose personal or financial actions that may interfere or have the potential of interfering with their allegiance to the Company.

"Conflicts of interest" arise where an individual's private interests interfere in any way with the interests of the HB Group. A conflict of interest can arise when HB Personnel take actions or have interests that may interfere with the performance of their work for the HB Group objectively, giving priority to the HB Group's professional interests over their personal interests, or interests of a third party. HB Personnel shall perform the responsibilities of their positions on the basis of what is in the best interests of the HB Group, free from the influence of personal considerations and third party relationships.

A conflict may arise, for example, if an individual takes an action or has an interest that makes it difficult for that individual to fulfill his or her responsibilities to the Company or if such individual receives an improper personal benefit as a result of the individual's position at the Company. For more clarity, no activity of HB Personnel at work or at home should harm the Company's reputation or good name.

Conflicts of interest may not always be clear-cut. Even when nothing wrong is intended, the perception of a conflict between personal interests and those of the Company may have negative effects. If you have a question, you should consult with your supervisor, department head, or the Head of the Legal group. Any HB Personnel who become aware of a conflict or potential or apparent conflict should bring it to the attention of their supervisor, department head or Head of the Legal group and consult the procedures described below under "Compliance Procedures".

As in effect March 2022

Gifts, Entertainment and Hospitality

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. However, a problem may arise when these courtesies compromise, or appear to compromise, the HB Group's ability to make fair and objective business decisions or when they are made to gain an unfair advantage.

HB Personnel or their immediate families must not use their position with the HB Group to solicit any cash, gifts or free or heavily discounted services from any HB Group customer, supplier or contractor for their own or their immediate family's or friend's personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant or could improperly influence the HB Group's business relationship with or create an obligation to a customer, supplier or contractor. It is never acceptable for HB Personnel to accept a cash gift, regardless of the amount.

Similarly, no HB Personnel should ever offer, give, authorize or provide any gift, entertainment or hospitality unless: (i) it is not a cash gift; (ii) it is consistent with customary business practices and made for a legitimate business purpose; (iii) it is reasonable and appropriate; (iv) it is made openly and transparently and cannot be construed as a bribe or payoff; (v) it is accurately documented and recorded in the company's books and records; and (vi) it does not violate any applicable laws. Strict rules apply when the HB Group does business with governmental agencies and officials, as discussed in more detail below.

In general, nominal gifts such as Company-branded pens, caps, shirts and mugs are acceptable. Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose, such as networking. More extravagant or costly invitations should only be accepted in consultation with your manager, and when in doubt, the Company's Legal Department.

Payments to Government Personnel

All HB Personnel must comply with all laws prohibiting improper payments to government officials, including the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA") and the Foreign Corrupt Practices Act (USA) (the "FCPA"). These Acts prohibit, among other things, offering, promising or giving (or authorizing any of those activities) anything of value, directly or indirectly, to a Government Official (as defined below) to influence any of their acts or decisions or to obtain or retain business or secure any other improper advantage.

As in effect March 2022

For purposes of this Code, a "Government Official" means any appointed, elected, or honorary official or any employee of a government, a government-owned or government- controlled organization, a public international organization (such as the United Nations or the World Bank), or an individual acting in an official capacity for such government, entity, or organization. The definition encompasses officials in all levels of government (local, state/province, federal) and all branches of government (executive, legislative, and judicial), including first nations governments in Canada and other aboriginal groups that are in the nature of a governing body. The definition does not include organizations, such as local communities in Peru, where a legal determination has been made that the organization is not government. The definition often also includes political parties and party officials and candidates for political office. A person does not cease to be a Government Official by purporting to act in a private capacity or by the fact that he or she serves without compensation. It broadly includes, without limitation:

(i) politicians and their staff;

(ii) judges;

(iii) employees of government agencies (such as tax, immigration, mines, environment, or customs employees) and legislative bodies;

(iv) employees of government-owned universities;

(v) members of the police or military;

(vi) public hospital or university employees;

(vii) United Nations or World Bank employees;

(viii) employees of private companies that are largely owned by the state, or which the state effectively controls;

(ix) ambassadors and embassy personnel; or

(x) private persons who may be performing a function for the government.

Similarly, other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to a Government Official of a gift, favour or other gratuity may not only violate Company policy but could also be a criminal offense. It is important for HB Personnel to consult with the Company's Legal Department whenever they believe they may be embarking on conduct that may raise potential issues under applicable anti-corruption laws.

HB Personnel must also ensure that any agents, consultants, or other intermediaries engaged by HB understand and comply with the CFPOA and FCPA, and no third party should be engaged by the Company if the third party engages in, or is suspected of engaging in, bribes, kickbacks, improper payments, or any other conduct that may violate the CFPOA or FCPA. HB Personnel should consult with the Company's Legal Department when agents, consultants, or other intermediaries may interact with Government Officials. Further, all such third parties may only be engaged once they have been onboarded in accordance with the Company's Global Supplier Due Diligence Policy.

Penalties for violations of the FCPA are severe and may include fines against an individual of up to US$250,000 for each violation and fines against the Company of up to US$2 million.

As in effect March 2022

If payments are made to third parties interacting with governmental entities on behalf of the Company for legitimate purposes, HB Personnel should closely assess such payments to ensure that payments are fair market value for the goods or services being provided to reduce the risk of kickbacks from the third parties to a Government Official. HB Personnel should ensure that any such payments are properly recorded in the applicable business entity's books and records, including documentation of the specific deliverables received. HB Personnel may not make or authorize cash or cash equivalent (e.g., check) reimbursements or payments of any kind to individual Government Officials without prior written authorization from the Company's Legal Department.

Certain anti-bribery and anti-corruption laws do not limit the restriction on bribery and improper gifts and payments to Government Officials and, accordingly, HB Group prohibits any bribe, or improper gift or payment to any third party with the intent to obtain an improper advantage or retain business.

Facilitation payments are unofficial payments (as opposed to legitimate fees and taxes) made to an individual for the purpose of a non-discretionary routine government action. These types of payments are prohibited.

Because the legality of payments to Government Officials in particular situations is hard to determine, HB Personnel must consult with the Company's Legal Department before making any such payments to avoid potential liability or even the appearance of impropriety. Any HB Personnel who has reason to believe that either the CFPOA or FCPA has been violated should report such conduct as discussed below and in the Company's Whistleblower Policy.

Government Relations and Political Contributions; Influencing Testimony

HB Personnel may participate in the political process as private citizens but must take care to ensure that individual political views and activities are not viewed as or attributed to those of HB Group. HB Personnel may not work on behalf of a candidate's campaign while at work or use the HB Group's brand, facilities or resources for that purpose. It is important to separate personal political activity from the HB Group's interests to comply with applicable laws relating to lobbying or attempting to influence government officials.

All HB Personnel are prohibited from making political contributions on behalf of any member of the HB Group to any political candidate, party, organization or other political entity at all levels of government without the prior written approval of the Company's Chief Executive Officer.

In addition, HB Personnel are strictly prohibited from attempting to influence any person's testimony in any manner in courts of justice or any administrative tribunals or other government bodies.

As in effect March 2022

Compliance with Economic Sanctions Laws

Economic sanctions are used by governments around the world, including Canada and the United States, to further their national security, foreign policy and other goals. Sanctions are enacted through statutes, regulations and orders, and typically prohibit dealings with specified countries (so-called "embargoes"), industries or sectors, or companies and individuals. Failure to comply with economic sanctions could subject the Company and/or individual employees to criminal and civil penalties, and reputational risk.

It is the Company's policy to comply with all applicable economic sanctions that apply to its activities. Moreover, neither the Company nor any HB Personnel may participate in any transaction intended, or otherwise attempt, to evade applicable sanctions or facilitate a breach of applicable sanctions by another.

Compliance with Anti-Money Laundering Laws

The Company and HB Personnel are subject to the anti-money laundering laws of the jurisdictions in which the Company does business, and potentially those of certain important financial centers around the world. Money laundering is the process of concealing the fact that funds or money in question were derived from criminal activity, and making those funds appear as if they were derived from a legitimate source. Money laundering is unlawful, and further facilitates other criminal conduct such as bribery and corruption and terrorism financing. Participation in money laundering could subject the Company and/or individual employees to criminal and civil penalties, and reputational risk.

It is the Company's policy that neither it nor any of its employees will participate in money laundering or terrorist financing of any kind. To mitigate the risk of inadvertently facilitating such activity, the Company will not accept or otherwise deal in money or funds of questionable origin. The Company will not knowingly deal with persons engaged in criminal activity, nor will it acquire or facilitate the acquisition of, ownership or control of, or otherwise deal in criminally derived funds, money or property.

Directorship

HB Personnel shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the Chair, in the case of members of Hudbay's Board of Directors, or the Chief Executive Officer, in the case of all other HB Personnel. Directorships or officerships with such entities will not be authorized if they are considered to be contrary to the interest of the HB Group. HB Personnel may, however, act as directors or officers of charitable organizations whose purposes do not conflict with the HB Group's interests, and such directorship/officership will not otherwise interfere with the due performance of the their work.

As in effect March 2022

INFORMATION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

HB Personnel may be exposed to certain information that is considered confidential by the HB Group or entrusted to the HB Group by persons with whom the HB Group does business. HB Personnel shall not disclose such confidential information to persons outside the HB Group, including family members, and should share it only with other HB Personnel who have a "need to know" unless the disclosure is specifically authorized by the Chief Executive Officer or Head of the Legal group.

Financial Reporting and Records

All HB Personnel have a responsibility, within the scope of their positions, to ensure that the HB Group's accounting records do not contain any false or intentionally misleading entries. The HB Group does not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. In addition, HB Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that could be misunderstood if business records or communications of any kind later become public through legal or regulatory proceedings or the media.

The HB Group's accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the HB Group does business. All of the HB Group's financial statements and the books, records and accounts on which they are based must appropriately reflect the HB Group's activities and conform to applicable legal and accounting requirements and to the HB Group's system of internal controls.

The U.S.A. FCPA's accounting and internal-controls ("books-and-records") provisions, which require complete, accurate and transparent accounting records and internal accounting controls sufficient to prevent improper payments, apply to the Company and to other companies in which the Company may be considered to have a controlling interest.

Accordingly, companies within the HB Group must implement internal accounting controls based upon sound accounting principles and maintain and provide to the Company, upon request, accurate documentation regarding all transactions. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

Record Retention

The HB Group maintains all records in accordance with laws, rules and regulations regarding retention of business records. The HB Group prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the HB Group is required by laws, rules or regulations to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

As in effect March 2022

COMPANY ASSETS

Use of Company Property

All HB Personnel should endeavor to protect the HB Group's assets and ensure their efficient use. The HB Group's assets (such as funds, products or proprietary information) may be used only for legitimate business purposes. Theft, carelessness, and waste have a direct impact on the HB Group's profitability. Any suspected incident of fraud or theft should be reported immediately to your department head or the head of the Legal group for investigation. Any employee theft or fraud will result in immediate termination of the responsible employee. In such circumstances, management reserves the right to seek criminal prosecution or pursue civil charges where appropriate based on the nature of the offending behavior.

Supervisors may not require employees to work on the supervisor's personal affairs, nor may employees be required to perform personal services, except where inherent in the nature of their position or included in their employment description.

Information Technology

The HB Group's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the HB Group and are to be used primarily for business purposes in compliance with the Company's Information Technology Policy.

Electronic documents and messages (including voice-mail, e-mail and SMS) sent, received, created or modified by HB Personnel are considered HB Group property and HB Personnel should recognize that they are not "personal" or "private". Unless prohibited by law, the Company reserves the right to access and disclose (both internally and externally) electronic documents and messages, as well as, to specify, configure and restrict its electronic systems as necessary for its business purposes. HB Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

WORKPLACE AND BUSINESS

PRACTICES

A Nondiscriminatory and Harassment-Free Workplace

The HB Group fosters a work environment in which all individuals are treated with respect and dignity. The HB Group is an equal opportunity employer and does not discriminate against HB Personnel or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by applicable laws The HB Group is committed to actions and policies to assure fair employment and will not tolerate discrimination by HB Personnel.

As in effect March 2022

The HB Group will not tolerate harassment or bullying of HB Personnel, customers or suppliers in any form.

Sexual Harassment

Sexual harassment is illegal and all HB Personnel are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances; unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

Personal Relationships

Romantic relationships between employees in a direct or indirect reporting relationship could give rise to a conflict of interest because personal considerations in respect of a romantic partner could take precedence over objective treatment of that person as a colleague. In any event, such personal relationships can also cause discomfort among other employees in the workplace and the perception that the romantic partner is being treated more favourably because of the relationship. Therefore, romantic relationships between HB Personnel in a direct or indirect reporting relationship are not permitted.

Substance Abuse

The HB Group is committed to maintaining a safe and healthy work environment free of substance abuse. HB Personnel are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated.

As in effect March 2022

Employment of Family Members

Employment of more than one family member at an HB Group office or other premises is permissible provided that the hiring of a family member must be approved by the head of the applicable business unit or the Chief Operating Officer. The employment of a family member or any other personal relationship between HB Personnel must not create a situation where there is preferential treatment or that might improperly influence sound, objective business decisions in compliance with applicable Company policies and internal controls. For purposes of this paragraph, "family member" means an individual's spouse, parent, child, sibling, mother- or father-in- law, brother- or sister-in-law and anyone who shares the individual's home.

Health and Safety

The HB Group is committed to providing a healthy and safe workplace in compliance with applicable laws. HB Personnel must be aware of the safety issues and policies that affect their job, other HB Personnel and the community in general.

Environment

The Company is committed to protecting the environment and undertakes to do business in an environmentally responsible and sustainable manner. HB Personnel must observe all environmental laws and Company policies that apply to them and their business unit.

Fair Business Practices

All HB Personnel must engage in fair and competitive business practices which are compliance with applicable anti-trust and competition law in the jurisdictions in which we do business.

Human Rights Policy

The Company has adopted a Human Rights Policy that sets forth the HB Group's commitment to protecting human rights through ethical business practices, fair labour practices, community participation, and security measures that respect human rights.

WAIVERS OF THE CODE

Any waiver of this Code for directors or members of senior management (Vice President and above) may be made only by the Board of Directors (or a committee of the Board of Directors to whom that authority has been delegated) and will be disclosed promptly2 if required by law or stock exchange regulation, including the filing of a material change report describing the date of waiver, the parties involved, the reasons of the Board of Directors for approving the waiver or not sanctioning the respective departure and any measures taken by the Board of Directors to address the situation. Waivers for other HB Personnel may be provided by the Chief Executive Officer.

As in effect March 2022

REPORTING ANY ILLEGAL OR UNETHICAL
BEHAVIOR

HB Personnel are encouraged to talk to their supervisors, department head or other appropriate personnel about observed illegal or unethical behavior and about the best course of action in a particular situation. It is the policy of the HB Group not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All HB Personnel are expected to cooperate in internal investigations of misconduct.

Procedures for the confidential and anonymous reporting of complaints concerning accounting, internal accounting control and auditing matters are provided in the Company's Whistleblower Policy.

COMPLIANCE PROCEDURES

HB Personnel must endeavour to ensure prompt and consistent action against violations of this Code. As situations that arise may not be clear cut the following steps provide an approach to new situations that may raise issues associated:

• Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

• Ask yourself: What specifically am I being asked to do and does it seem unethical or improper? Are my actions likely to cause embarrassment to me or the Company? Use your judgment and common sense if something seems unethical or improper, it probably is. Think before acting.

• Discuss the problem with your supervisor, department head or Head of the Legal group.

• You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The HB Group does not permit retaliation of any kind against employees for good faith reports of ethical violations.

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2 The Canadian Securities Administrators consider that conduct of directors or executive officers that constitutes a material departure from the Code, whether or not sanctioned by the Board of Directors, will likely constitute a "material change" (which would require the Company to issue a press release forthwith and to file a material change report within ten days of the change).

As in effect March 2022

• Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

APPLICABLE LAW

The provisions of this Code of Business Conduct and Ethics will be modified, as and to the extent necessary, to comply with applicable laws, regulations or policies imposed by the various jurisdictions in which the HB Group and HB Personnel operate.

As in effect March 2022